UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(AMENDMENT NO. 70)
HEARST-ARGYLE TELEVISION, INC.
(Name of Issuer)
SERIES A COMMON STOCK
(Title of Class of Securities)
422317 10 7
(CUSIP Number)
Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
John A. Healy
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
March 25, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No.	422317 10 7	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST BROADCASTING, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,800,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

76,800,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,800,628

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	422317 10 7	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,800,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

76,800,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,800,628

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	422317 10 7	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,800,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

76,800,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,800,628

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	422317 10 7	13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST FAMILY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,800,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

76,800,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,800,628

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82%

14	TYPE OF REPORTING PERSON

CO (Testamentary Trust)

SCHEDULE 13D
     This Amendment No. 70 on Schedule 13D (the “Schedule 13D”) relating to shares of Series A Common Stock, $0.01 par value per share (“Series A Common Stock”), of Hearst-Argyle Television, Inc., a Delaware corporation (the “Issuer”), is being filed jointly by The Hearst Corporation, a Delaware corporation (“Hearst”), Hearst Holdings, Inc., a Delaware corporation (“Hearst Holdings”) and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”) and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the “Trust”, and together with Hearst, Hearst Holdings and Hearst Broadcasting, the “Reporting Persons”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the “Statement”). Amendments No. 51 through 55 were filed as part of a Schedule TO-T, originally filed on September 14, 2007, and amended on September 20, 2007, September 25, 2007, October 3, 2007 and October 15, 2007.
Item 2. Identity and Background.
Item 2 is amended as follows:
     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $4,504,778. Hearst Broadcasting used its working capital and the working capital of one or more of its affiliates for these purchases.
Item 4. Purpose of Transaction.
     Hearst Broadcasting purchased additional shares of Series A Common Stock, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer.
     On March 25, 2009, Hearst issued a press release. The press release is filed with this Statement as Exhibit 1. The contents of the press release are incorporated by reference into this Item 4. In the press release, Hearst announced that it intends to commence a tender offer to acquire all outstanding shares of Series A Common Stock not already owned by the Reporting Persons at a price of $4.00 per share in cash.
Item 5. Interest in Securities of the Issuer.
     (a) and (b) As of March 25, 2009, Hearst Broadcasting owned 35,501,980 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer. Each share of Series B Common Stock is immediately convertible at the option of the holder into one share of Series A Common Stock. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock and, accordingly, Hearst Broadcasting beneficially owns an aggregate of 76,800,628 shares of Series A Common Stock. The Trust is the owner of all of Hearst’s issued and outstanding common stock. Hearst is the owner of all of Hearst Holdings’ issued and outstanding common stock. Hearst Holdings is the owner of all of Hearst Broadcasting’s issued and outstanding common stock. Because of these relationships among the Reporting Persons, each of Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the 76,800,628 shares of Series A Common Stock beneficially owned by Hearst Broadcasting. The 76,800,628 shares of Series A Common Stock beneficially owned by Hearst Broadcasting represent approximately 82% of the shares of Series A Common Stock that would be outstanding after giving effect to the conversion of all the shares of Series B Common Stock into shares of Series A Common Stock, based on the combined number of 93,672,572 outstanding shares of Series A Common Stock and Series B Common Stock reported by the Issuer as being outstanding as of February 17, 2009, in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2009.
     (c) Since filing Amendment No. 69 to this Statement, Hearst Broadcasting purchased 228,100 shares of Series A Common Stock of the Issuer pursuant to open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

		Price per
Date	# of Shares	Share ($)	Cost ($)

8/5/2008	1,800	19.38	34,884.00
8/5/2008	1,100	19.39	21,329.00
8/5/2008	100	19.42	1,942.00
8/5/2008	600	19.43	11,658.00
8/5/2008	1,300	19.44	25,272.00
8/5/2008	100	19.45	1,945.00
8/5/2008	300	19.46	5,838.00
8/5/2008	100	19.47	1,947.00
8/5/2008	100	19.50	1,950.00
8/5/2008	100	19.51	1,951.00
8/5/2008	100	19.52	1,952.00
8/5/2008	100	19.53	1,953.00
8/5/2008	1,100	19.54	21,494.00
8/5/2008	2,600	19.55	50,830.00
8/5/2008	100	19.56	1,956.00
8/5/2008	100	19.57	1,957.00

		Price per
Date	# of Shares	Share ($)	Cost ($)

8/5/2008	100	19.58	1,958.00
8/5/2008	100	19.60	1,960.00
8/5/2008	200	19.61	3,922.00
8/5/2008	100	19.63	1,963.00
8/5/2008	100	19.64	1,964.00
8/5/2008	2,500	19.67	49,175.00
8/5/2008	500	19.68	9,840.00
8/5/2008	4,400	19.69	86,636.00
8/5/2008	9,300	19.70	183,210.00
8/5/2008	500	19.71	9,855.00
8/5/2008	200	19.72	3,944.00
8/5/2008	1,200	19.73	23,676.00
8/5/2008	900	19.74	17,766.00
8/5/2008	22,000	19.75	434,500.00
8/5/2008	7,100	19.76	140,296.00
8/5/2008	900	19.77	17,793.00
8/5/2008	3,500	19.78	69,230.00
8/5/2008	3,800	19.79	75,202.00
8/5/2008	2,000	19.80	39,600.00
8/6/2008	159,000	19.77	3,143,430.00
TOTAL	228,100		$4,504,778.00
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On December 5, 2007, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 8 million shares of Series A Common Stock in open market and privately negotiated purchases in order to increase its ownership percentage in the Issuer to approximately 82% (on a fully-diluted basis) for U.S. federal income tax purposes. This authorization superseded all remaining ability to purchase shares of Series A Common Stock under previous authorizations and, after giving effect to the purchases set forth above in Item 5(c), Hearst’s ownership percentage in the Issuer is now approximately 82%.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Press release issued by Hearst on March 25, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2009
HEARST BROADCASTING, INC.
	By:	/s/ James M. Asher
		Name:	James M. Asher
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2009
HEARST HOLDINGS, INC.
	By:	/s/ James M. Asher
		Name:	James M. Asher
		Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2009
THE HEARST CORPORATION
	By:	/s/ James M. Asher
		Name:	James M. Asher
		Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2009
THE HEARST FAMILY TRUST
	By:	/s/ Frank A. Bennack, Jr.
		Name:	Frank A. Bennack, Jr.
		Title:	Trustee

SCHEDULE I
INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST
Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst’s other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 300 West 57th Street, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk (“*”). Unless otherwise indicated, all persons identified below are U.S. citizens.

Present Office/Principal
Name	Occupation or Employment
HEARST
George R. Hearst, Jr.*	Chairman of the Board, Director

Frank A. Bennack, Jr.*	Chief Executive Officer, Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Director; President and Chief Executive Officer:
Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler*	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

Present Office/Principal
Name	Occupation or Employment
George J. Green	Vice President; Chairman: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)	Director; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.; Vice President, West Coast Realties Division, Hearst Communications, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

Steven A. Hobbs (4)	Vice President; Executive Vice President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Neeraj Khemlani	Vice President; Special Assistant to the Chief Executive Officer for Digital Media

George Kliavkoff	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

David L. Kors	Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Senior Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Roger P. Paschke	Vice President, Chief Investment Officer

Virginia Hearst Randt*	Director

Scott M. Sassa	Senior Vice President; President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Debra Shriver	Vice President

Present Office/Principal
Name	Occupation or Employment
Steven R. Swartz	Senior Vice President; President: Hearst Newspaper Division, Hearst Communications, Inc.

HEARST BROADCASTING
John G. Conomikes* (1)	President, Director

James M. Asher	Vice President

David J. Barrett*	Vice President, Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Eve B. Burton	Vice President

Ronald J. Doerfler*	Vice President, Treasurer

Catherine A. Bostron	Secretary

Frank A. Bennack, Jr.*	Director

George R. Hearst, Jr.*	Director

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

Gilbert C. Maurer* (1)	Director

HEARST HOLDINGS
George R. Hearst, Jr.*	Chairman of the Board, Director

Frank A. Bennack, Jr.*	Chief Executive Officer, Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Director; President and Chief Executive Officer:
Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Present Office/Principal
Name	Occupation or Employment
Ronald J. Doerfler*	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; Chairman: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)	Director; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.; Vice President, West Coast Realties Division, Hearst Communications, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

Steven A. Hobbs (4)	Vice President; Executive Vice President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Neeraj Khemlani	Vice President; Special Assistant to the Chief Executive Officer for Digital Media, The Hearst Corporation

George Kliavkoff	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

David L. Kors	Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Senior Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Roger P. Paschke	Vice President, Chief Investment Officer

Virginia Hearst Randt*	Director

Present Office/Principal
Name	Occupation or Employment
Scott M. Sassa	Senior Vice President; President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Debra Shriver	Vice President

Steven R. Swartz	Senior Vice President; Senior Vice President: Hearst Communications, Inc.; President: Hearst Newspaper Division, Hearst Communications, Inc.

(1)	Self-employed, non-employed or retired

(2)	5 Third Street Suite 200 San Francisco, CA 94103

(3)	765 Market Street, #34D

San Francisco, CA 94103

(4)	Steven A. Hobbs is a dual U.S./U.K. citizen.